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Exhibit 99.2

HYDROGENICS CORPORATION
FORM OF PROXY

SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING")
SCHEDULED TO BE HELD ON MONDAY, JULY 27, 2009
at 10.00 a.m. (Toronto Time) at Hydrogenics Corporation's head office at
5985 McLaughlin Road, Mississauga, Ontario, Canada

This form of proxy is solicited by or on behalf of management of Hydrogenics Corporation
(the "Company") pursuant to the management proxy circular dated June 25, 2009 (the "Circular")

The undersigned registered shareholder of the Company hereby appoints DARYL WILSON, President and Chief Executive Officer or, failing him, NORMAN M. SEAGRAM, Chair of the Board of Directors, all being directors and/or officers of the Company, or instead of either of them,                                         , or in his absence,                            , as his, her or its true and lawful attorney and proxyholder, with full power of substitution, in the same manner, to the same extent, and with the same power as if the undersigned was present, to attend and otherwise act on behalf of the undersigned as directed below in respect of the matters identified below and any other matters that may properly come before the Meeting or any and all adjournments or postponements thereof and to vote all common shares ("Shares") of the Company which the undersigned is entitled to vote thereat as directed below.

VOTING RECOMMENDATION IS INDICATED BY HIGHLIGHTED TEXT OVER THE BOX.

		For	Against
1.
Arrangement Resolution
	The special resolution approving the arrangement under section 192 of the Canada Business Corporations Act, involving the Company, Stuart Energy Systems Corporation, Hydrogenics Test Systems Inc. and 7188501 Canada Inc. in the form set forth in Appendix "A" to the Circular that accompanied the Notice of Special Meeting.	☐	☐

The Shares represented by this proxy will, if the instructions are certain, be voted in accordance with the directions of the undersigned on any ballot or poll that may be called for and, if the undersigned specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

This proxy confers authority to vote in the proxyholder's discretion with respect to amendments or variations of matters identified in the accompanying Notice of Meeting and with respect to other matters which properly may come before the Meeting and any adjournments or postponements thereof.

Shareholders do not have the right to dissent from the Arrangement Resolution.

DATED this day of , 2009.
Signature of shareholder or authorized representative	Print name and title of authorized representative, if applicable
Print name of shareholder	Number of Shares

NOTES:

(1)
Please date this proxy. If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Company.
(2)
If you are an individual, please sign exactly as your Shares are registered. If the shareholder is a company or similar entity, this proxy must be executed by a duly authorized officer or attorney of the shareholder. In the case of joint shareholders, each must sign. If the shareholder is a trust, this proxy must be executed by all trustees or other duly authorized person(s). If Shares are registered in the name of an executor, administrator, general partner or trustee, please sign exactly as the Shares are registered and evidence of authority to sign must be attached to the proxy. If the Shares are registered in the name of a deceased, the name of the deceased must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature, and evidence of authority to sign must be attached to this proxy. In many cases, Shares beneficially owned by a holder (a "Non-registered Owner") are registered in the name of a securities dealer or broker or other intermediary, or a depository (such as CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Non-registered Owners should review the section entitled "Voting Information — How You Can Vote" in the Circular and carefully follow the instructions provided.
(3)
The individuals named in this form of proxy are representatives of management of the Company and are directors and/or officers of the Company. Registered shareholders have the right to appoint a person, other than the nominees designated above, to attend and act on their behalf at the Meeting and may exercise such right by inserting the name of their nominee in the blank space(s) provided for that purpose above or by completing another proper form of proxy. Such other person need not be a shareholder.
(4)
To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company (Toll-free: 1 (800) 387-0825) at P.O. Box 721, Agincourt, Ontario M1S 0A1, or sent via fax to (416) 368-2502, no later than 5:00 p.m. (Toronto time) on Thursday, July 23, 2009, or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed meeting. Failure to properly complete or deposit a proxy may result in its invalidation. The time limit for the deposit of proxies may be waived by the Board of Directors in its discretion without notice.
(5)
Once this form of proxy has been signed by the appropriate signatory and deposited in accordance with the instructions above, any proxy previously delivered by the signatory hereto shall be revoked.
(6)
Reference is made to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

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  Exhibit 99.2
HYDROGENICS CORPORATION FORM OF PROXY
SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") SCHEDULED TO BE HELD ON MONDAY, JULY 27, 2009 at 10.00 a.m. (Toronto Time) at Hydrogenics Corporation's head office at 5985 McLaughlin Road, Mississauga, Ontario, Canada